Exhibit 99.68

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Limited (the "Company" or "Skeena")
Suite 650 - 1021 West Hastings St.
Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

July 22, 2021.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on July 22, 2021 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On July 22, 2021, Skeena Resources Limited (TSX.V: SKE) ("Skeena" or the "Company"), announced that the results of a Prefeasibility Study ("PFS") for the Eskay Creek gold-silver project ("Eskay Creek" or the "Project") located in the Golden Triangle of British Columbia. The PFS highlighted a high-grade open-pit containing Proven and Probable Mineral Reserves of 3.88 million gold-equivalent ounces. These ounces are contained within 26.4 Mt at 3.37 git Au and 94 git Ag.

Item 5.	Full Description of Material Change

On July 22, 2021, the Company announced the results of the Prefeasibility Study ("PFS") completed by Ausenco Engineering Canada Inc. ("Ausenco"), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek gold-silver project ("Eskay Creek" or the "Project") located in the Golden Triangle of British Columbia.

Eskay Creek 2021 PFS Highlights:

•	High-grade open-pit averaging 3.37 git Au, 94 git Ag (4.57 git AuEq) (diluted)

•	Proven and Probable Mineral Reserves of3.88 Moz AuEq (26.4 Mt at 3.37 git Au and 94 git Ag).

•	After-tax NPV5% of C$l.4 billion, (US$ l. l billion) and 56% IRR at US$ l ,550loz Au and US$22loz Ag

•	After-tax payback period of 1.4 years

•	Pre-production capital expenditures (CAPEX) of C$488M (US$381M)

•	After-tax NPV:CAPEX Ratio of 2.9:1

•	Life of mine ("LOM") average annual production of 249,000 oz Au, 7,222,000 oz Ag (352,000 oz AuEq) over a 9.8-year mine life

•	LOM all-in sustaining costs ("AISC") of C$702/oz (US$548/oz) AuEq recovered

•	LOM cash costs of C$651/oz (US$509/oz) AuEq recovered

•	7,945 tonne per day ("tpd") mill and flotation plant producing saleable concentrate

•	LOM average greenhouse gas ("GHG") emissions of0.18 t CO2e/oz AuEq

•	Exchange Rate (US$/C$) of0.78

•	Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties

•	AISC includes cash costs plus estimated corporate G&A, sustaining capital and closure costs

•	t C02e = tonnes of carbon dioxide equivalent

Further details are available in the news release, published on Skeena's website at https://skeenaresources.com/news/skeena-completes-pfs-for-eskay-creek-after-tax-npv-5-of- c-1.4b-56-irr-and-l.4-year-payback/

The full report underpinning this Pre-Feasibility Study will be filed within the required timeline.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Andrew MacRitchie, CFO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 23rd day of July 2021.